Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 23, 2011, except for Note 16, as to which the date is December 15, 2011, with respect to the combined financial statements of SunCoke at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, in the Registration Statement (Form S-4) and related Prospectus of SunCoke Energy, Inc. for the registration of $400 million principal amount of 7 5/8% Senior Notes Due 2019.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

December 15, 2011